Exhibit 99.2

PRESS RELEASE

Inventiva secures the €116 million second tranche of its structured financing of up to €348 million

►	Financing follows completion of enrollment of Phase 3 NATiV3 study evaluating lanifibranor in MASH and satisfaction of other specified conditions.

Daix (France), New York City (New York, United States), May 5, 2025 – Inventiva (Euronext Paris and Nasdaq: IVA) (“Inventiva” or the “Company”), a clinical-stage biopharmaceutical company focused on the development of oral small molecule therapies for the treatment of metabolic dysfunction-associated steatohepatitis (“MASH”) and other diseases with significant unmet medical needs, today announced that the Board of Directors called the second tranche of its previously announced1 structured financing of up to €348 million (the “Structured Financing”), for gross proceeds of €115.6 million (net proceeds of €108.5 million) (the “T2 Transaction”).

Frederic Cren, Chief Executive Officer of Inventiva, stated:  "We are pleased to have achieved the timely enrollment of NATiV3 and met all the conditions for the issuance of this second tranche. The quality of the investors that participated in this financing is a testimony of the strength of the clinical data generated so far with lanifibranor in patients with MASH. With enrollment of the pivotal Phase 3 completed, we are now focusing on making of lanifibranor the second oral drug for the treatment of MASH if approved. MASH is a disease for which we believe lanifibranor profile, especially in patients with advanced fibrosis and type 2 diabetes, is poised to play a key role in addressing the high unmet medical needs of patients with MASH."

The Board of Directors confirmed that all the previously disclosed conditions for the issuance of T2 Transaction have been satisfied.

The investors in the T2 Transaction were the same investors that participated in the first tranche of the Structured Financing, which was led by: New Enterprise Associates, BVF Partners LP and Samsara BioCapital, with also the participation of other investors, including Andera Partners, Deep Track Capital, Eventide Asset Management, Great Point Partners, LLC, Invus, Perceptive Advisors, Schonfeld Strategic Advisors and Sofinnova Crossover I SLP.

Reasons for the issuance and use of the proceeds of the T2 Transaction

The Company intends to use the net proceeds from the T2 Transaction (€108.5 million), together with existing cash and cash equivalents, mainly to finance lanifibranor’s development in MASH and notably the continuation of its NATiV3 Phase 3 clinical trial.

Working capital statement

As of December 31, 2024, cash and cash equivalents amounted to €96.6 million. Based on Company’s projected expenditures, the Company estimated that its cash and cash equivalents prior to the T2 Transaction would enable it to finance its activities until the middle of the third quarter of 2025. Accordingly, as of the date of this press release and before the closing of the T2 Transaction, the Company's current cash position is not sufficient to cover its operating needs for at least the next 12 months2.

Following the closing of the T2 Transaction for expected gross proceeds of €115.6 million (€108.5 million net proceeds) and taking into account the anticipated receipt of the €8.8 million ($10 million) net milestone payment by CTTQ3 within 30 days of the closing of the T2 Transaction and the anticipated completion of the Company's pipeline prioritization plan, the Company estimates that it would have sufficient net working capital to meet its current obligations over the next 12 months, and would enable it to finance its activities until the end of the third quarter of 20262.

1 Cf. press release dated October 14, 2024.

2 This estimate is based on the Company’s current business plan for lanifibranor and excludes (i) any potential milestones payable to or by the Company (other than the potential milestone from Chia Tai Tianqing Pharmaceutical Group, Co., LTD (“CTTQ”) referenced herein), and (ii) any additional expenditures related to other product candidates or resulting from the potential in licensing or acquisition of additional product candidates or technologies, or any associated development the Company may pursue. The Company may have based this estimate on assumptions that are incorrect, and the Company may end up using its resources sooner than anticipated.

3 Cf. press release dated October 14, 2024 for more details regarding CTTQ agreement.

PRESS RELEASE

The Company will need to raise additional funds to achieve its long term objectives for the development and potential commercialization of lanifibranor through other potential public offerings or private placements and potential strategic options such as business development partnerships, merger and acquisition transactions and/or licensing agreements.

Main characteristics of the T2 Transaction

Pursuant to the 33rd and 49th resolutions of the general meeting of the shareholders held on December 11, 2024 (the “General Meeting”) in accordance with Articles L. 225-138 and seq. of the French Commercial Code (Code de commerce), the Board of Directors met on May 2, 2025, and decided to issue, without shareholders’ preferential subscription rights, (i) the ABSAs (as defined below) to the investors named in resolutions 34 to 48 of the General Meeting and (ii) the PFW-BSAs (as defined below) to the investors named in resolutions 50 to 57 of the General Meeting.

On May 2, 2025, the Company entered into subscription agreements with each of the investors participating in the Structured Financing for the issuance of the second tranche of the Structured Financing, which consists of:

-	a share capital increase without preferential subscription rights reserved to named investors (“à personne dénommée”), consisting of the issuance of:

•	42,488,883 new shares, par value €0.01 (the "New Shares"), with one warrant attached to each New Share ("Warrants", and together with the New Shares, the "ABSAs") at a subscription price of €1.35 per ABSA; and

•	up to 38,239,990 additional new shares upon the exercise of the Warrants attached to the New Shares, at a price of €1.50 per share, if all such Warrants are exercised (the ordinary shares issued upon exercise of the Warrants, "Warrant Shares");

-	the issuance of 43,437,036 pre-funded warrants (bons de souscription d’actions préfinancés) (the "Pre-Funded Warrants") to subscribe initially to one ordinary share of the Company per Pre-Funded Warrant reserved to named investors (“à personne dénommée”), with one Warrant attached to each Pre-Funded Warrant (together with the Pre-Funded Warrants, the "PFW-BSAs") at a subscription price of €1.34 per PFW-BSA.

The PFW-BSAs allows the issuance of:

•	up to 43,437,036 new shares upon the exercise of the Pre-Funded Warrants, at a price of €1.35 per share (of which €1.34 will have been prefunded on the issue date), if all the Pre-Funded Warrants are exercised (the "Pre-Funded Warrant Shares"); and

•	up to 39,093,329 additional new shares upon the exercise of the Warrants attached to the Pre-Funded Warrant, at a price of €1.50 per share, if all the Warrant Shares issued upon the exercise of each Warrant attached to the Pre-Funded Warrants are exercised.

T2 Transaction’s condition precedents

The Board of Directors confirmed that the conditions precedent to issue the second tranche of the Structured Financing are met (subject to the conditions precedent to be confirmed on the closing date). The conditions precedent were the following: (i) the adoption by the General Meeting of the resolutions regarding the issuance of the second tranche, (ii) no clinical hold recommended by the independent Data and Safety Monitoring Board of the NATiV3 clinical trial evaluating lanifibranor in MASH (“NATiV3”), (iii) the randomization of the last patient in the main cohort of NATiV3 (announced on April 1, 2025) on or before April 30, 2025, and (iv) at the time of completion of enrollment in NATiV3, the study discontinuation rate prior to week 72 was less than 30%4.

4 The settlement and delivery of the T2 Transaction remains subject to satisfaction of the following conditions precedent as of the closing date: (i) no material adverse change having occurred prior to the closing of the T2 Transaction and (ii) no clinical hold having been recommended by the independent Data and Safety Monitoring Board of NATiV3 prior to the closing of the T2 Transaction.

PRESS RELEASE

Signing and closing of the T2 Transaction:

On May 2, 2025, each investor participating in the Structured Financing entered into a subscription agreement for a pro rata amount based on their participation in the first tranche of the Structured Financing, as announced on October 14, 2024. The closing of the T2 Transaction is expected to occur on or around May 7, 2025 and remains subject to the conditions that (i) no clinical hold is recommended by the Data and Safety Monitoring Board of NATiV3, and (ii) no material adverse change occurs prior to the settlement and delivery of the ABSAs and the PFW-BSAs and other customary closing conditions.

Subscription price of the ABSAs, the PFW-BSAs and exercise price of the Pre-Funded Warrants and the Warrants:

On May 2, 2025, the Board of Directors set the subscription price per ABSA at €1.35 (i.e., €0.01 nominal value and €1.34 premium) and the subscription price per PFW-BSA at €1.34.

The payment of €1.34 per Pre-Funded Warrant is final and irrevocable, regardless whether the Pre-Funded Warrant is exercised.

The Pre-Funded Warrants are exercisable for a period of 10 years from the date of their issuance.

Subject to the conditions described below, each Warrant is initially exercisable for 0.9 Warrant Shares (subject to adjustment from time to time) for a price per Warrant Share equal to €1.50 (which equals to an exercise price per Warrant of €1.35).

Conditions precedent to the exercise of the Warrants and exercise period:

The exercise of the Warrants, which will be the third tranche of the Structured Financing, is subject to the release by the Company of topline data announcing that any key primary endpoint or key secondary endpoint of NATiV3 (resolution of MASH without worsening fibrosis and improvement of liver fibrosis without worsening MASH), with any dosage regimen tested in the trial, have been met no later than June 15, 2027 (the “T3 Triggering Event”).

The exercise of the Warrants must take place no later than July 30, 2027.

For more information on the Warrants, please see the press release issued on October 14, 2024.

Form and method of registration of the New Shares, the Pre-Funded Warrants, the Warrants, the Warrant Shares and the Pre-Funded Warrant Shares:

The New Shares, the Warrant Shares, the Pre-Funded Warrants and the Pre-Funded Warrant Shares may be held in pure registered form (au nominatif pur) or in administered registered  form (au nominatif administré) or in bearer form (au porteur), at the purchasers' option. The Warrants will be held in pure registered form only.

As soon as they are issued, the New Shares, the Warrant Shares and the Pre-Funded Warrant Shares, if any, will be automatically assimilated to the Company's ordinary shares and will be admitted to trading on the regulated market of Euronext Paris under ISIN number FR0013233012.

The Warrants will not be admitted to trading or admitted to Euroclear.

PRESS RELEASE

Adjustment of exercise ratio of the Pre-Funded Warrants and the Warrants:

The number of Warrants Shares and Pre-Funded Warrant Shares will be subject to adjustment from time to time according to mandatory legal requirements imposed by the French Commercial Code and French market standards.

Representation of Pre-Funded Warrants holders and Warrants holders:

The holders of the Pre-Funded Warrants and of the Warrants will each and respectively be grouped automatically for the defense of their common interests in a masse. The masses will act, in part, through a representative and, in part, through collective decisions of the relevant holders.

Prospectus exemption:

The T2 Transaction is not subject to a prospectus requiring an approval of the French Financial Markets Authority (Autorité des Marchés Financiers) (the “AMF”). In accordance with Article 1(5) (ba) of the Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017, as amended (the “Prospectus Regulation”), the Company has filed with the AMF a document containing the information set out in Annex IX of the Prospectus Regulation (the “Information Document”) considering that the T2 Transaction represents a dilution above 30% of the current share capital of the Company. A copy of the Information Document is available on the Company’s website (www.inventivapharma.com).

Governance:

In the subscription agreements executed on October 11, 2024, the Company undertook to submit to the General Meeting or at a later general meeting of shareholders, up to four additional new members of the Board of Directors, in order to replace existing members of the Board of Directors (other than Frédéric Cren, Mark Pruzanski and Srinivas Akkaraju), one of which upon proposal of BVF Partners LP (which has proposed to appoint a director at the next general meeting), and three of which upon proposal of each of the three largest investors in the Structured Financing.

Impact of the T2 Transaction on the share capital:

Following the settlement and delivery, the Company’s share capital will be €1,391,512.74 divided into 139,151,274 shares.

For illustration purposes, the impact of the issuance of the New Shares, the Pre-Funded Warrants, the Warrants, the Pre-Funded Warrant Shares (assuming full exercise of the Pre-Funded Warrants), the Warrant Shares (assuming full exercise of the Warrants) on the ownership of a shareholder holding 1% of the Company’s share capital prior to the T2 Transaction and not subscribing to it, is as follows (calculation made on the basis of the Company's share capital as of April 30, 2025):

	Percentage of capital
	Non-diluted basis	Diluted basis(1)
Prior to the issuance of the ABSAs and the PFW-BSAs	1%	0.57%
Following the issuance of the ABSAs and the PFW-BSAs	0.69%	0.29%
Following the issuance of the ABSAs, the PFW-BSAs and the Pre-Funded Warrant Shares	0.53%	0.29%
Following the issuance of the ABSAs, the PFW-BSAs, the Pre-Funded Warrant Shares and the Warrant Shares	0.37%	0.29%

(1) The calculations are based on the assumption of the exercise of all Pre-Funded Warrants and Warrants to be issued in the T2 Transaction, and all outstanding share subscription warrants (BSA) and warrants for the subscription of business creators‘ shares (BSPCE) will be exercised and that all allocated free shares (actions gratuites) and stock-options (options d’achat d’actions) will vest, as of the date of this press release, giving access to a maximum of 73,042,652 shares.

PRESS RELEASE

Impact of the T2 Transaction on shareholders' equity

For illustration purposes, the impact of the issuance of New Shares, the Pre-Funded Warrants, the Warrants, the Pre-Funded Warrant Shares (assuming full exercise of the Pre-Funded Warrants), the Warrant Shares (assuming full exercise of the Warrants) on the Company's equity per share (calculation made on the basis of the Company's equity at December 31, 2024 is as follows:

	Equity per share in euros
	Non-diluted basis	Diluted basis(1)
Prior to the issuance of the ABSAs and the PFW-BSAs	€-1.09	€-0.21
Following the issuance of the ABSAs and the PFW-BSAs	€0.03	€0.22
Following the issuance of the ABSAs, the PFW-BSAs and the Pre-Funded Warrant Shares	€0.32	€0.39
Following the issuance of the ABSAs, the PFW-BSAs, the Pre-Funded Warrant Shares and the Warrant Shares	€0.45	€0.56

(1) The calculations are based on the assumption of the exercise of all Pre-Funded -Warrants and Warrants to be issued in the T2 Transaction, share subscription warrants (BSA) and warrants for the subscription of business creators’ shares (BSPCE) will be exercised and that all allocated free shares (actions gratuites) and stock-options (options d’achat d’actions) will vest, as of the date of this press release, giving access to a maximum of 73,042,652 shares.

Evolution of the shareholding structure in connection with the T2 Transaction

The shareholding structure of the Company prior to the T2 Transaction is set forth below:

	Shareholder structure (non-diluted)				Shareholder structure (diluted)(1)
Shareholders	Number of shares	% of share capital	Number of voting rights	% of voting rights*	Number of shares that might be issued or vested	Number of shares and diluted shares	% of diluted share capital	% of diluted voting rights
Frédéric Cren	5,612,224	5.8%	11,224,448	10.2%	1,277,500	6,889,724	4.1%	6.8%
Pierre Broqua	3,882,500	4.0%	7,765,000	7.1%	1,277,500	5,160,000	3.0%	5.0%
BVF Partners L.P.	8,545,499	8.8%	8,545,499	7.8%	10,103,702	18,649,201	11.0%	10.2%
NEA	8,350,730	8.6%	8,350,730	7.6%	15,740,740	24,091,470	14.2%	13.2%
Invus	7,407,406	7.7%	7,407,406	6.8%	-	7,407,406	4.4%	4.1%
Sofinnova	6,751,746	7.0%	7,792,307	7.1%	-	6,751,746	4.0%	4.3%
Yiheng Capital	6,331,195	6.5%	6,331,195	5.8%	-	6,331,195	3.7%	3.5%
Andera Partners	6,148,147	6.4%	6,148,147	5.6%	-	6,148,147	3.6%	3.4%
Perceptive	5,555,555	5.7%	5,555,555	5.1%	1,851,851	7,407,406	4.4%	4.1%
Qatar Holding LLC	5,157,233	5.3%	5,157,233	4.7%	-	5,157,233	3.0%	2.8%
Eventide	5,059,258	5.2%	5,059,258	4.6%	-	5,059,258	3.0%	2.8%
EIB (European Investment Bank)	-	-	-	-	12,816,375	12,816,375	7.6%	7.0%
Directors (non-executives)	-	-	-	-	12,898,116	12,898,116	7.6%	7.1%
Employees & consultants	2,073,469	2.2%	2,915,694	2.7%	2,319,833	4,393,302	2.6%	2.9%
Treasury shares (liquidity contract)	113,452	0.1%	-	-	-	113,452	0.1%	-
Free-float	25,673,977	26.6%	26,274,919	24.2%	14,757,035	40,431,012	23.8%	23.0%
Total	96,662,391	100%	108,527,391	100%	73,042,652	169,705,043	100%	100%

PRESS RELEASE

The issuance of the ABSAs and the PFW-BSAs will have the following impact on the allocation of the share capital and the voting rights of the Company:

	Shareholder structure (non-diluted)				Shareholder structure (diluted)(1)
Shareholders	Number of shares	% of share capital	Number of voting rights	% of voting rights[1]	Number of shares that might be issued or vested	Number of shares and diluted shares	% of diluted share capital	% of diluted voting rights
Frédéric Cren	5,612,224	4.0%	11,224,448	7.4%	1,277,500	6,889,724	2.1%	4.1%
Pierre Broqua	3,882,500	2.8%	7,765,000	5.1%	1,277,500	5,160,000	1.5%	3.0%
Invus*	14,814,813	10.6%	14,814,813	9.7%	6,666,666	21,481,479	6.5%	7.1%
Andera Partners*	12,296,295	8.8%	12,296,295	8.1%	5,333,333	17,829,628	5.4%	5.9%
Eventide*	10,118,517	7.3%	10,118,517	6.7%	4,553,333	14,671,850	4.4%	4.8%
Perceptive*	9,259,258	6.7%	9,259,258	6.1%	12,222,220	21,481,478	6.5%	6.5%
Samsara*	8,628,148	6.2%	8,628,148	5.7%	10,619,258	19,247,406	5.8%	4.8%
BVF Partners L.P.*	8,545,499	6.1%	8,545,499	5.6%	29,300,737	37,846,236	11.4%	9.1%
Sofinnova*	8,433,227	6.1%	9,473,788	6.2%	1,513,332	9,946,559	3.0%	3.6%
NEA*	8,350,730	6.0%	8,350,730	5.5%	50,925,923	59,276,653	17.8%	14.3%
Yiheng Capital*	8,331,195	6.0%	8,331,195	5.5%	1,800,000	10,131, 195	3.0%	3.3%
GPP*	7,407,406	5.3%	7,407,406	4.9%	3 333 332	10,740,738	3.2%	3.5%
Qatar Holding LLC	5,157,233	3.7%	5,157,233	3.4%	-	5,157,233	1.5%	1.7%
EIB (European Investment Bank) (2)	-	0.0%	-	0.0%	12,816,375	12,816,375	3.8%	4.2%
Directors (non-executives)	-	0.0%	-	0.0%	12,898,116	12,898,116	3.99%	4.3%
Employees & consultants	2,073,469	1.5%	2,915,694	1.9%	2,319,833	4,393,302	1.3%	1.7%
Treasury shares (liquidity contract)	113,452	0.1%	-	0.0%	-	113,452	0.0%	0.0%
Free-float	26,127,308	18.8%	27, 791,118	18.3%	36, 755, 549	62,882,857	18.9%	17.9%
Total	139,151,274	100%	152,079,142	100%	193,813,007	332,964,281	100%	100%

*These investors have participated in the T2 Transaction.

1 Given the low percentage of treasury shares without voting rights, there is no significant difference between the theoretical percentage of voting rights and the actual percentage of voting rights.

2 Number of shares upon issuance of the warrants held by the EIB before any adjustment following to the T2 Transaction.

PRESS RELEASE

The issuance of the ABSAs, the PFW-BSAs and the Pre-Funded Warrant Shares (assuming full exercise of the Pre-Funded Warrants) will have the following impact on the Company’s share capital and voting rights:

	Shareholder structure (non-diluted)				Shareholder structure (diluted)(1)
Shareholders	Number of shares	% of share capital	Number of voting rights	% of voting rights[1]	Number of shares that might be issued or vested	Number of shares and diluted shares	% of diluted share capital	% of diluted voting rights
Frédéric Cren	5,612,224	3.1%	11,224,448	5.7%	1,277,500	6,889,724	2.1%	3.6%
Pierre Broqua	3,882,500	2.1%	7,765,000	4.0%	1,277,500	5,160,000	1.5%	2.6%
NEA	26,869,248	14.7%	26,869,248	13,7%	32,407,405	59,276,653	17.8%	17.1%
BVF Partners L.P.	18,649,202	10.2%	18,649,202	9.5%	19,197,034	37,846,236	11.4%	10.9%
Invus	14,814,814	8.1%	14,814,813	7.6%	6,666,666	21,481,479	6.5%	6.2%
Perceptive	12,962,962	7.1%	12,962,962	6.6%	8,518,516	21,481,478	6.5%	6.2%
Andera Partners	12,296,295	6.7%	12,296,295	6.3%	5,533,333	17,829,628	5.4%	5.2%
Eventide	10,118,517	5.5%	10,118,517	5.2%	4,553,333	14,671,850	4.4%	4.2%
Sofinnova	8,433,227	4.6%	9,473,788	4.8%	1,513,332	9,946,559	3.0%	3.2%
Yiheng Capital	8,331,195	4.6%	8,331,195	4.3%	1,800,000	10,131,195	3.0%	2.9%
Qatar Holding LLC	5,157,233	2.8%	5,157,233	2.6%	-	5,157,233	1.5%	1.5%
EIB (European Investment Bank)[2]	-	0.00%	-	0.00%	12,816,375	12,816,375	3.8%	3.7%
Directors (non-executives)	-	0,00%	-	0,00%	12,898,116	12,898,116	3.9%	3.7%
Employees & consultants	2,073,469	1.1%	2,915,694	1.5%	2,319,833	4,393,302	1.3%	1.5%
Treasury shares (liquidity contract)	113,452	0.1%	-	0.00%	-	113,452	0%	0%
Free-float	53,273,973	29.2, %	54,937,783	29.2%	39,597,028	92,871,001	27.9%	27.3%
Total	182,588,310	100%	195,516,178	100%	150,375,971	332,964,281	100%	100%

1 Given the low percentage of treasury shares without voting rights, there is no significant difference between the theoretical percentage of voting rights and the actual percentage of voting rights.

2 Number of shares upon issuance of the warrants held by the EIB before any adjustment following to the T2 Transaction.

PRESS RELEASE

The issuance of the ABSAs, the PFW-BSAs, the Pre-Funded Warrant Shares (assuming full exercise of the Pre-Funded Warrants) and the Warrant Shares (assuming full exercise of the Warrants) will have the following impact on the Company’s share capital and voting rights:

	Shareholder structure (non-diluted)				Shareholder structure (diluted)(1)
Shareholders	Number of shares	% of share capital	Number of voting rights	% of voting rights[1]	Number of shares that might be issued or vested	Number of shares and diluted shares	% of diluted share capital	% of diluted voting rights
Frédéric Cren	5,612,224	2.2%	11,224,448	4.1%	1,277,500	6,889,724	2.1%	3.6%
Pierre Broqua	3,882,500	1.5%	7,765,000	2.8%	1,277,500	5,160,000	1.5%	2.6%
NEA	43,535,913	16.7%	43,535,913	16.0%	15,740,740	59,276,653	17.8%	17.1%
BVF Partners L.P.	27,742,534	10.7%	27,742,534	10.2%	10,103,702	37,846,236	11.4%	10.9%
Invus	21,481,479	8.3%	21,481,479	7.9%	-	21,481,478	6.5%	6.2%
Perceptive	19,629,627	7.6%	19,629,627	7.2%	1,851,851	21,481,479	6.5%	6.2%
Andera Partners	17,829,628	6.9%	17,829,628	6.5%	-	17,829,628	5.4%	5.2%
Eventide	14,671,850	5.6%	14,671,850	5.4%	-	14,671,850	4.4%	4.2%
Yiheng Capital	10,131,195	3.9%	10,131,195	3.7%	-	10,131,195	3.0%	2.9%
Sofinnova	9,946,559	3.8%	10,987,120	4.0%	-	9,946,559	3.0%	3.2%
Qatar Holding LLC	5,157,233	2.0%	5,157,233	1.9%	-	5,157,233	1.5%	1.5%
EIB (European Investment Bank)[2]	-	0.0%	-	0.0%	12,816,375	12,816,375	3.8%	3.7%
Directors (non-executives)	-	0.0%	-	0.0%	12,898,116	12,898,116	3.9%	3.7%
Employees & consultants	2,073,469	0.8%	2,915,694	1.1%	2,319,833	4,393,302	1.3%	1.5%
Treasury shares (liquidity contract)	113,452	0.0%	-	0.0%	-	113,452	0.0%	0.0%
Free-float	78,113,966	30,1%	79,777,776	29.2%	14,757,035	92,871,001	27.9%	27.3%
Total	259,921,629	100.0%	272,849,497	100.0%	73,042,652	332,964,281	100.0%	100,0%

1 Given the low percentage of treasury shares without voting rights, there is no significant difference between the theoretical percentage of voting rights and the actual percentage of voting rights.

2 Number of shares upon issuance of the warrants held by the EIB before any adjustment following to the T2 Transaction.

Information available to the public

Detailed information regarding the Company, including its business, financial information, results, perspectives and related risk factors are contained in the Company’s 2024 universal registration document filed with the AMF on April 15, 2025 under number D.25-0265 (the “2024 Universal Registration Document”). This document as well as other regulated information and all of the Company’s press releases, are available free of charge on the website of the Company (www.inventivapharma.com). Your attention is drawn to the risk factors related to the Company and its activities presented in Chapter 2.1 of its 2024 Universal Registration Document as updated by the Information Document.

In particular, the Company has updated risk factor 2.1.5.4 “Dilution risk” of the 2024 Universal Registration Document (for more information about the dilution, please see the above capitalization table) to reflect that that the exercise of all the dilutive instruments held by officers, directors and employees, the warrants issued to the EIB and the pre-funded warrants issued in October and December 2024 and in the context of the T2 Transaction (and excluding the shares issued upon the exercise of the Warrants), would result in a dilution of 45.5% to existing shareholders on the basis of the Company's current share capital. If all of the abovementioned instruments are exercised, including the Warrants issued in this T2 Transaction, the dilution would amount to 46.4 % on the basis of the Company’s current share capital.

PRESS RELEASE

About Inventiva

Inventiva is a clinical-stage biopharmaceutical company focused on the research and development of oral small molecule therapies for the treatment of patients with MASH and other diseases with significant unmet medical need. The Company is currently evaluating lanifibranor, a novel pan-PPAR agonist, in the NATiV3 pivotal Phase 3 clinical trial for the treatment of adult patients with MASH, a common and progressive chronic liver disease.

The Company has a scientific team of approximately 90 people with deep expertise in the fields of biology, medicinal and computational chemistry, pharmacokinetics and pharmacology, and clinical development. It owns an extensive library of approximately 240,000 pharmacologically relevant molecules, approximately 60% of which are proprietary, as well as a wholly-owned research and development facility.

Inventiva is a public company listed on compartment B of the regulated market of Euronext Paris (ticker: IVA, ISIN: FR0013233012) and on the Nasdaq Global Market in the United States (ticker: IVA). http://www.inventivapharma.com

Contacts

Inventiva Pascaline Clerc EVP of Global External Affairs media@inventivapharma.com +1 202 499 8937	Brunswick Group Tristan Roquet Montegon / Aude Lepreux / Julia Cailleteau Media relations inventiva@brunswickgroup.com +33 1 53 96 83 83	ICR Healthcare Patricia L. Bank Investor relations patti.bank@icrhealthcare.com +1 415 513-1284

PRESS RELEASE

Important Notice

This press release contains certain “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, included in this press release are forward-looking statements. These statements include, but are not limited to, forecasts and estimates with respect to Inventiva’s cash resources, Inventiva’s expected use of the proceeds from the T2 Transaction, the completion and timing of the T2 Transaction, the occurrence of the T3 Triggering Event, and the exercise by the investors of the Warrants and Pre-Funded Warrants to be issued in connection with the T2 Transaction, Inventiva’s expectations with respect to ownership in its share capital by certain investors, Inventiva’s cash position following the T2 Transaction, the potential benefit of the pipeline prioritization plan, forecasts and estimates with respect to Inventiva’s NATiV3 Phase 3 clinical trial of lanifibranor in MASH and compensated cirrhosis, including duration, timing and costs, and the results and timing thereof and regulatory matters with respect thereto, clinical trial data releases and publications, the potential therapeutic benefits of lanifibranor, and future activities, expectations, plans, growth and prospects of Inventiva, and the absence of material adverse events. Certain of these statements, forecasts and estimates can be recognized by the use of words such as, without limitation, “believes”, “anticipates”, “expects”, “intends”, “plans”, “seeks”, “estimates”, “may”, “will”, “would”, “could”, “might”, “should”, “designed”, “hopefully”, “target”, “potential”, “opportunity”, “possible”, “aim”, and “continue” and similar expressions. Such statements are not historical facts but rather are statements of future expectations and other forward-looking statements that are based on management's beliefs. These statements reflect such views and assumptions prevailing as of the date of the statements and involve known and unknown risks and uncertainties that could cause future results, performance, or future events to differ materially from those expressed or implied in such statements. Actual events are difficult to predict and may depend upon factors that are beyond Inventiva's control. There can be no guarantees with respect to pipeline product candidates that the clinical trial results will be available on their anticipated timeline, that future clinical trials will be initiated as anticipated, that product candidates will receive the necessary regulatory approvals, or that any of the anticipated milestones by Inventiva or its partners will be reached on their expected timeline, or at all. Future results may turn out to be materially different from the anticipated future results, performance or achievements expressed or implied by such statements, forecasts and estimates due to a number of factors, including that the recommendation of the DMC may not be indicative of a potential marketing approval, Inventiva cannot provide assurance on the impacts of the Suspected Unexpected Serious Adverse Reaction on the results or timing of the NATiV3 trial or regulatory matters with respect thereto, that Inventiva is a clinical-stage company with no approved products and no historical product revenues, Inventiva has incurred significant losses since inception and has never generated any revenue from product sales, Inventiva will require additional capital to finance its operations, in the absence of which, Inventiva may be required to significantly curtail, delay or discontinue one or more of its research or development programs or be unable to expand its operations or otherwise capitalize on its business opportunities and may be unable to continue as a going concern, Inventiva’s ability to obtain financing and to enter into potential transactions, Inventiva’s ability to satisfy in part or in full the closing conditions for the T2 Transaction, on the expected timing or at all, and whether, when and to what extent the Pre-Funded Warrants, the Warrants and other dilutive instruments may be exercised, and by which holders, Inventiva's future success is dependent on the successful clinical development, regulatory approval and subsequent commercialization of its lanifibranor, preclinical studies or earlier clinical trials are not necessarily predictive of future results and the results of Inventiva's and its partners’ clinical trials may not support Inventiva's and its partners’ product candidate claims, Inventiva's expectations with respect to its clinical trials may prove to be wrong and regulatory authorities may require additional holds and/or additional amendments to Inventiva’s clinical trials, Inventiva’s expectations with respect to the clinical development plan for lanifibranor for the treatment of MASH may not be realized and may not support the approval of a New Drug Application, Inventiva’s ability to identify additional products or product candidates with significant commercial potential, Inventiva’s expectations with respect to its pipeline prioritization plan and related workforce reduction, including whether the plan will be implemented and the timing, potential benefits, expenses and consequences relating thereto, Inventiva’s ability to execute on its commercialization, marketing and manufacturing capabilities and strategy, Inventiva’s ability to successfully cooperate with existing partners or enter into new partnerships, and to fulfill its obligations under any agreements entered into in connection with such partnerships, the benefits of its existing and future partnerships on the clinical development, regulatory approvals and, if approved, commercialization of its product candidates, and the achievement of milestones thereunder and the timing thereof, Inventiva and its partners may encounter substantial delays beyond expectations in their clinical trials or fail to demonstrate safety and efficacy to the satisfaction of applicable regulatory authorities, the ability of Inventiva and its partners to recruit and retain patients in clinical studies, enrollment and retention of patients in clinical trials is an expensive and time-consuming process and could be made more difficult or rendered impossible by multiple factors outside Inventiva's and its partners’ control, Inventiva's product candidates may cause adverse drug reactions or have other properties that could delay or prevent their regulatory approval, or limit their commercial potential, Inventiva faces substantial competition and Inventiva’s business, and pre-clinical studies and clinical development programs and timelines, its financial condition and results of operations could be materially and adversely affected by changes in laws and regulations, unfavorable conditions in its industry, geopolitical events, such as the conflict between Russia and Ukraine and related sanctions, the conflict in the Middle East and the related risk of a larger conflict, health epidemics, and macroeconomic conditions, including developments in international trade policies, global inflation, financial and credit market fluctuations, tariffs and other trade barriers, international trade relations, political turmoil, and natural catastrophes, uncertain financial markets and disruptions in banking systems. Given these risks and uncertainties, no representations are made as to the accuracy or fairness of such forward-looking statements, forecasts, and estimates. Furthermore, forward-looking statements, forecasts and estimates only speak as of the date of this press release. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

PRESS RELEASE

Please refer to the Universal Registration Document for the year ended December 31, 2024 filed with the Autorité des Marchés Financiers on April 15, 2025 and the Annual Report on Form 20-F for the year ended December 31, 2024 filed with the Securities and Exchange Commission (the “SEC”) on April 15, 2025 for other risks and uncertainties affecting Inventiva, including those described under the caption “Risk Factors”, and in future filings with the SEC. Other risks and uncertainties of which Inventiva is not currently aware may also affect its forward-looking statements and may cause actual results and the timing of events to differ materially from those anticipated. All information in this press release is as of the date of the release. Except as required by law, Inventiva has no intention and is under no obligation to update or review the forward-looking statements referred to above. Consequently, Inventiva accepts no liability for any consequences arising from the use of any of the above statements.

Disclaimers

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction, and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

The distribution of this document may, in certain jurisdictions, be restricted by local legislations. Persons into whose possession this document comes are required to inform themselves about and to observe any such potential local restrictions.

France

The securities offered as part of the T2 Transaction have not been and will not be offered or sold to the public in France (except for public offerings defined in Article L.411-2 1° of the French Monetary and Financial Code).

The securities offered as part of the T2 Transaction may only be offered or sold in France pursuant to Article L. 411-1 of the French Monetary and Financial Code to “qualified investors” (as such term is defined in Article 2(e) of Prospectus Regulation) acting for their own account, and in accordance with Articles L. 411-1, L. 411-2 and D. 411-2 to D.411-4 of the French Monetary and Financial Code.

This announcement is not an advertisement and not a prospectus within the meaning of the Prospectus Regulation.

European Economic Area

In relation to each Member State of the European Economic Area (each, a ‘‘Member State’’) no offer to the public of securities may be made in that Member State other than:

-	to any legal entity which is a ‘‘qualified investor’’ as defined in the Prospectus Regulation;

-	to fewer than 150 natural or legal persons (other than a qualified investor as defined in the Prospectus Regulation), subject to obtaining the prior consent of the representatives of the Placement Agents for any such offer; or

-	in any other circumstances falling within Article 1(4) of the Prospectus Regulation, provided that no such offer of securities shall require us or any Placement Agent to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the Placement Agents and the Company that it is a ‘‘qualified investor’’ as defined in the Prospectus Regulation.

For the purposes of this provision, the expression an ‘‘offer to the public’’ in relation to any securities in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any securities to be offered so as to enable an investor to decide to purchase any ordinary shares.

PRESS RELEASE

United Kingdom

This document is only being distributed to, and is only directed at, persons in the United Kingdom that (i) are “investment professionals” falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations, etc.”) of the Order, or (iii) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of Article 21 of the Financial Services and Markets Act 2000) in connection with the issuance or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “Relevant Persons”). This document is directed only at Relevant Persons and must not be acted on or relied on by persons who are not Relevant Persons. Any investment or investment activity to which this document relates is available only to Relevant Persons and will be engaged in only with Relevant Persons.

United States of America

This press release shall not constitute an offer to sell or a solicitation of an offer to buy these securities in the United States of America, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

None of the securities to be issued in connection with the T2 Transaction have been registered under the Securities Act of 1933, as amended, and such securities may not be offered or sold in the United States of America except pursuant to an effective registration statement or an applicable exemption from the registration requirements.